Exhibit 99.5

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto plc — Results of voting at 2010 annual general meeting
15 April 2010
The Annual General Meeting of Rio Tinto plc was held on 15 April 2010.
Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.
Resolutions 1 to 9 of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Australia on 22 April 2010.
The remaining resolutions 10 to 13 were put to Rio Tinto plc shareholders on a poll at the annual general meeting and the results as certified by the scrutineers, Computershare Investor Services PLC, were as follows:

					VOTE
RESOLUTIONS	FOR	%	AGAINST	%	WITHHELD

10. Authority to allot relevant securities under Section 551 of the Companies Act 2006	873,723,402	88.84	109,716,770	11.16	11,184,451

11. Authority to allot relevant securities for cash as defined in the Companies Act 2006	987,165,515	99.36	6,334,163	0.64	1,137,271

12. Authority to purchase Rio Tinto plc shares by the Company or Rio Tinto Limited	990,486,804	99.89	1,045,641	0.11	3,106,506

13. Notice period for general meetings other than annual general meetings	952,246,227	95.91	40,590,770	4.09	1,790,427
Resolutions 11 to 13 were passed as special resolutions.
In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business have been submitted to the UK Listing Authority (‘UKLA’) and will be available for inspection at the UKLA’s Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 0419 850 205

Christina Mills	Tony Shaffer
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7825 275 605	Mobile: +1 202 256 3667

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media